August 26, 2016

Allison White

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Hill Funds - Diamond Hill Short Duration Total Return Fund and Diamond Hill Core Bond Fund File Nos. 811-08061 and 333-22075

Dear Ms. White:

On June 20, 2016, Diamond Hill Funds (the “Registrant” or the “Trust”), on behalf of Diamond Hill Short Duration Total Return Fund and Diamond Hill Core Bond Fund (each a “Fund,” and collectively the “Funds”), each a series of the Registrant, filed Amendment Number 54 (the “Amendment”) to the Registrant’s Registration Statement to register the Funds under the Investment Company Act of 1940 (“1940 Act”). On July 11, 2016, the Registrant, on behalf of the Funds, filed Post-Effective Amendment No. 53 (the “Post-Effective Amendment”) to Registrant’s Registration Statement to register shares of the Funds under the Securities Act of 1933 (“1933 Act”). On August 3, 2016, you provided oral comments to the Amendment to Cassandra Borchers. On August 22, 2016, you provided oral comments to the Post-Effective Amendment to the undersigned. Please find below responses to your comments provided on both August 3, 2016 and August 22, 2016, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment, after receipt of any additional comments you may have and approval of all responses.

August 3, 2016 and August 22, 2016 Comments and Responses Thereto:

General

1. Comment. Please include the Tandy representations and assure that a response letter is submitted as correspondence.

Response. The Registrant has provided Tandy representations below.

August 26, 2016

2. Comment. Please inform the staff supplementally why the Trust wants to register the Funds under the 1933 Act.

Response. Since the Funds’ initial registration under the 1940 Act, the Registrant completed a review of potential market interest for these strategies, which showed a significant demand from unaccredited, retail investors. As these investors would not be able to invest in the Funds as they are currently offered, the Registrant determined to register the Funds’ offerings under the 1933 Act to make the Funds available to all investors.

Diamond Hill Short Duration Total Return Fund

3. Comment. We note there is not a line item for AFFE in the Fund’s fee table; however the principal investment strategies mentions investing in underlying funds. Please reconcile this disclosure and add a line item for AFFE, if appropriate.

Response. The Fund does not intend to invest in underlying funds as part of its principal investment strategy and Registrant confirms a line item for AFFE in the fee table is not appropriate.

4. Comment. Please add a footnote to the fee table stating that the Other Expenses included in the table are estimated, pursuant to Instruction 6 of Item 3 on Form N-1A.

Response. Other Expenses in the fee table are not estimated. The Fund pays the administrator an administration fee pursuant to an Administrative, Fund Accounting and Transfer Agency Services Agreement, from which the administrator will pay all operating expenses of the Fund not specifically assumed by the Fund.

5. Comment. With respect to the Fund’s 80% policy, if the Fund will borrow for investment purposes, please add “(plus borrowing for investment purposes)”

Response. The Fund does not intend to borrow for investment purposes; therefore, no additional disclosure is necessary.

6. Comment. On page 2 of the prospectus, you describe the Fund’s average portfolio duration. Please add a description of how duration works, including an example, to the prospectus.

August 26, 2016

Response. The prospectus already includes the following disclosure which defines duration: “Duration is an approximate measure of a bond’s price sensitivity to changes in interest rates.” Registrant has added the following disclosure to page 2 and page 9 of the prospectus:

“Duration is an approximate measure of a bond’s price sensitivity to changes in interest rates. For instance, a duration of “three” means that a security’s or portfolio’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates (assuming a parallel shift in yield curve).”

7. Comment. The prospectus states that the Fund may invest up to 20% in “non-investment grade bonds”. Please disclose that these are also referred to as “junk bonds”. Also, please consider changing the reference from “non-investment grade bonds” to “below investment grade,” as you provide in High Yield Securities Risk.

Response. The sentence has been revised: “The fund may invest up to 20% of its assets in below ~~non-~~ investment grade securities, otherwise referred to as “junk bonds” (or the unrated equivalent) at the time of purchase.”

8. Comment. Under Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk on page 2, please add disclosure explaining what CMOs, IOs and POs are. Please advise the extent to which the Fund will invest in CMOs.

Response. Registrant anticipates investing more than 5% of the Fund’s net assets in CMOs, but the amount may vary from time to time and Registrant declines to include such amounts in the prospectus, as is not required. The last two paragraphs under Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk have been revised as follows:

“Collateralized mortgage obligations (“CMOs”) and stripped mortgage-backed securities, including those structured as interest only (“IOs”) and principal only (“POs”), are more volatile and may be more sensitive to the rate of prepayments than other mortgage-related securities. CMOs are issued in multiple classes, and each class may have its own interest rate and/or final payment date. A class with an earlier final payment date may have certain preferences in receiving principal payments or earning interest. As a result, the value of some classes in which the fund invests may be more volatile and may be subject to higher risk of non-payment. The risk of default, as described under “Credit Risk”, for “sub-prime” mortgages is generally higher than other types of mortgage-backed securities. The structure of some of these securities may be complex and there may be less available information than other types of debt securities.

August 26, 2016

The values of IO and PO mortgage-backed securities are more volatile than other types of mortgage-related securities. They are very sensitive not only to changes in interest rates, but also to the rate of prepayments. A rapid or unexpected increase in prepayments can significantly depress the price of interest-only securities, while a rapid or unexpected decrease could have the same effect on principal-only securities. In addition, because there may be a drop in trading volume, an inability to find a ready buyer, or the imposition of legal restrictions on the resale of securities, these instruments may be illiquid. The fund will be exposed to additional risk to the extent that it uses inverse floaters and inverse IOs, which are debt securities with interest rates that reset in the opposite direction from the market rate to which the security is indexed. These securities are more volatile and more sensitive to interest rate changes than other types of debt securities. If interest rates move in a manner not anticipated by the Adviser, the fund could lose all or substantially all of its investment in inverse IOs.”

Registrant has also provided an explanation of what CMOs, IOs and POs are, how they are structured, and how they operate as part of the Fund’s Item 9 disclosure on page 9 of the prospectus, as follows:

“The fund may invest a significant portion or all of its assets in mortgage-related and mortgage-backed securities at the Adviser’s discretion. Mortgage-backed securities include CMOs, IOs and POs. CMO’s are a type of mortgage-backed security that contains a pool of mortgages bundled together and sold as an investment. Organized by maturity and level of risk, CMOs receive cash flows as borrowers repay the mortgages that act as collateral on these securities. CMOs distribute principal and interest payments to their investors based on predetermined rules and agreements. An investor in an IO is entitled to receive only regular cash flows that are derived from incoming interest payments received by the CMO, while the investor in a PO is entitled to receive only regular cash flows that are derived from incoming principal repayments on the loan pool underlying the CMO.”

9. Comment. We note there are risks for Foreign and Emerging Markets included on page 3. Please disclose in the Principal Investment Strategies section that the Fund will invest in emerging market securities, and how emerging markets will be defined.

Response. A reference to emerging markets has been included on page 2. The following disclosure has been added to Item 9 of the prospectus:

August 26, 2016

“Under normal market conditions, the fund intends to provide total return by investing at least 80% of its net assets in a diversified portfolio of investment grade, fixed income securities, including bonds, debt securities and other similar U.S. dollar-denominated instruments issued by various U.S. public- or private-sector entities, by foreign corporations or U.S. affiliates of foreign corporations, including those in emerging markets. This is a non-fundamental investment policy that can be changed by the fund’s Board of Trustees upon 60 days’ prior notice to shareholders. Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index, countries with low to middle-income economies according to the International Bank for Reconstruction and Development (more commonly referred to as the World Bank) and other countries with similar emerging market characteristics.”

10. Comment. Under performance, the second paragraph contains detailed information about the index. This should not be included in the Summary section, please relocate this disclosure.

Response. Registrant has removed the information regarding the index.

Diamond Hill Core Bond Fund

11. Comment. We note there is not a line item for AFFE in the Fund’s fee table; however the principal investment strategies mentions investing in underlying funds. Please reconcile this disclosure and add a line item for AFFE if appropriate.

Response. The Fund does not intend to invest in underlying funds as part of its principal investment strategy and Registrant confirms a line item for AFFE in the fee table is not appropriate.

12. Comment. Please add a footnote to the fee table stating that the Other Expenses included in the table are estimated, pursuant to Instruction 6 of Item 3 on Form N-1A.

Response. Other Expenses in the fee table are not estimated. The Fund pays the administrator an administration fee pursuant to an Administrative, Fund Accounting and Transfer Agency Services Agreement, from which the administrator will pay all operating expenses of the Fund not specifically assumed by the Fund.

13. Comment. With respect to the Fund’s 80% policy, if the Fund will borrow for investment purposes, please add “(plus borrowing for investment purposes).”

August 26, 2016

Response. The Fund does not intend to borrow for investment purposes; therefore, no additional disclosure is necessary.

14. Comment. On page 6 of the prospectus, you describe the Fund’s average portfolio duration. Please add a description of how duration works, including an example, to the prospectus.

Response. The prospectus already includes the following disclosure which defines duration: “Duration is an approximate measure of a bond’s price sensitivity to changes in interest rates.” Registrant has added the following disclosure to page 6 and page 9 of the prospectus:

“Duration is an approximate measure of a bond’s price sensitivity to changes in interest rates. For instance, a duration of “three” means that a security’s or portfolio’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates (assuming a parallel shift in yield curve).”

15. Comment. Under Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk on page 6, please explain what CMOs, IOs and POs are, how they are structured, and how they operate. Please advise the extent to which the Fund will invest in CMOs.

Response. Registrant anticipates investing more than 5% of the fund’s net assets in CMOs, but the amount may vary from time to time and Registrant declines to include such amounts in the prospectus, as is not required. The last two paragraphs under Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk have been revised as follows:

“Collateralized mortgage obligations (“CMOs”) and stripped mortgage-backed securities, including those structured as interest only (“IOs”) and principal only (“POs”), are more volatile and may be more sensitive to the rate of prepayments than other mortgage-related securities. CMOs are issued in multiple classes, and each class may have its own interest rate and/or final payment date. A class with an earlier final payment date may have certain preferences in receiving principal payments or earning interest. As a result, the value of some classes in which the fund invests may be more volatile and may be subject to higher risk of non-payment. The risk of default, as described under “Credit Risk”, for “sub-prime” mortgages is generally higher than other types of mortgage-backed securities. The structure of some of these securities may be complex and there may be less available information than other types of debt securities.

August 26, 2016

The values of IO and PO mortgage-backed securities are more volatile than other types of mortgage-related securities. They are very sensitive not only to changes in interest rates, but also to the rate of prepayments. A rapid or unexpected increase in prepayments can significantly depress the price of interest-only securities, while a rapid or unexpected decrease could have the same effect on principal-only securities. In addition, because there may be a drop in trading volume, an inability to find a ready buyer, or the imposition of legal restrictions on the resale of securities, these instruments may be illiquid. The fund will be exposed to additional risk to the extent that it uses inverse floaters and inverse IOs, which are debt securities with interest rates that reset in the opposite direction from the market rate to which the security is indexed. These securities are more volatile and more sensitive to interest rate changes than other types of debt securities. If interest rates move in a manner not anticipated by the Adviser, the fund could lose all or substantially all of its investment in inverse IOs.”

Registrant has also provided an explanation of what CMOs, IOs and POs are, how they are structured, and how they operate as part of the Fund’s Item 9 disclosure on page 9 of the prospectus, as follows:

“The fund may invest a significant portion or all of its assets in mortgage-related and mortgage-backed securities at the Adviser’s discretion. Mortgage-backed securities include CMOs, IOs and POs. CMO’s are a type of mortgage-backed security that contains a pool of mortgages bundled together and sold as an investment. Organized by maturity and level of risk, CMOs receive cash flows as borrowers repay the mortgages that act as collateral on these securities. CMOs distribute principal and interest payments to their investors based on predetermined rules and agreements. An investor in an IO is entitled to receive only regular cash flows that are derived from incoming interest payments received by the CMO, while the investor in a PO is entitled to receive only regular cash flows that are derived from incoming principal repayments on the loan pool underlying the CMO.”

16. Comment. We note there are risks for Foreign and Emerging Markets included on page 7. Please disclose in the Principal Investment Strategies section that the Fund will invest in emerging market securities, and how emerging markets will be defined.

Response. A reference to emerging markets has been added to page 6. The following disclosure has been added to Item 9 in the prospectus:

August 26, 2016

“Under normal market conditions, the fund intends to provide total return by investing at least 80% of its net assets in a diversified portfolio of investment grade, fixed income securities, including bonds, debt securities and other similar U.S. dollar-denominated instruments issued by various U.S. public- or private-sector entities, by foreign corporations or U.S. affiliates of foreign corporations, including those in emerging markets. This is a non-fundamental investment policy that can be changed by the fund’s Board of Trustees upon 60 days’ prior notice to shareholders. Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index, countries with low to middle-income economies according to the International Bank for Reconstruction and Development (more commonly referred to as the World Bank) and other countries with similar emerging market characteristics.”

17. Comment. Under performance, the second paragraph under the chart contains detailed information about the index. This should not be included in the Summary section, please relocate this disclosure.

Response. Registrant has removed the information regarding the index.

18. Comment. Page 6 of the prospectus, the Fund’s Principal Investment Strategy states that, “Under normal circumstances, the fund will maintain an average portfolio duration within 20% of the duration of the Barclays U.S. Aggregate Bond Index.” Please disclose the duration of the index as of the most recent reconstitution date.

Response. Registrant has added the requested information to page 6 of the revised prospectus:

“Duration of the Barclays US Aggregate Bond Index was 5.47 as of its last reconstitution date of July 29, 2016.”

Both Funds

19. Comment. In the Item 9 discussion, under Investment Risks, please revise the disclosure to make it clear which risks applies to both Funds. Please be consistent throughout the risk factors in disclosing which risks are associated with each Fund.

Response. Registrant has reviewed the risk disclosures and revised as appropriate to clarify which risks relate to both Funds. Registrant notes that, because each Fund has its own summary with principal risks disclosed, it should be clear to investors which risks are applicable to each fund.

August 26, 2016

20. Comment. On page 10, with respect to Securities Lending Risk, we note this is included as a principal risk, but securities lending is not addressed in the summary disclosure of principal investment strategies. Also, the prospectus states that the securities lending will not impact the principal investment strategy. Please reconcile these disclosures.

Response. While the use of securities lending is not part of either Fund’s principal investment strategy, the Funds may participate in securities lending to generate additional income, which will subject the Funds to securities lending risk. Therefore, the Securities Lending Risk has been removed from the main risks section to the “Additional Investment Risks” section.

21. Comment. Please clarify whether the High-Yield Securities Risk only applies to the Short Duration Total Return Fund, as these securities are not discussed in the Core Bond Fund strategy disclosure.

Response. Registrant confirms that the High-Yield Securities Risk is only a principal risk for the Short Duration Total Return Fund. However, it is an additional risk (not related to a principal investment strategy) for the Core Bond Fund. This has been clarified in the Item 9 risk disclosure:

“High Yield Securities Risk The funds may invest in below investment grade bonds, also known as high yield securities or junk bonds. This risk is a principal risk for the Diamond Hill Short Duration Total Return Fund, and an additional risk for the Diamond Hill Core Bond Fund as it relates to a non-principal investment strategy.”

22. Comment. Please put the risks which are not principal risks under a separate heading, perhaps “Additional Risks.”

Response. The requested revision has been made, and in the Item 9 disclosure, those risks which are not related to the principal investment strategies of the Funds have been moved below a new header titled “Additional Investment Risks”.

*        *        *        *         *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

August 26, 2016

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
3.

Should the Commission or the staff, acting pursuant to its delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Michael V. Wible at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible

cc: Gary Young